Filed Pursuant to Rule 433

Registration Statement No. 333-258499

Pricing Term Sheet

February 9, 2022

Aptiv PLC	Aptiv Corporation

$700,000,000 2.396% Senior Notes due 2025

$800,000,000 3.250% Senior Notes due 2032

$1,000,000,000 4.150% Senior Notes due 2052

Pricing Supplement dated February 9, 2022 (this “Pricing Term Sheet”) to the Preliminary Prospectus Supplement dated February 9, 2022 (the “Preliminary Prospectus Supplement”) of Aptiv PLC and Aptiv Corporation (the “Issuers”).

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Terms applicable to all the Notes

Issuers:	Aptiv PLC and Aptiv Corporation

Trade Date:	February 9, 2022

Settlement Date:	February 18, 2022 (T+7)

We expect that delivery of the notes will be made against payment therefor on or about the seventh business day following the date of pricing of the notes (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next four succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Anticipated Ratings*:	Baa2 (s) / BBB (s) / BBB (s)

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. Goldman Sachs & Co. LLC

Senior Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. BofA Securities, Inc. Deutsche Bank Securities Inc.

Co-Managers:

MUFG Securities Americas Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Truist Securities, Inc.

UniCredit Capital Markets LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Guggenheim Securities, LLC

ICBC Standard Bank Plc

ING Financial Markets LLC

Loop Capital Markets LLC

PNC Capital Markets LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

Standard Chartered Bank

Huntington Securities, Inc.

Samuel A. Ramirez & Company, Inc.

Siebert Williams Shank & Co., LLC

Terms applicable to the 2025 Notes
Title of Security:	2.396% Senior Notes due 2025

Principal Amount:	$700,000,000

Maturity:	February 18, 2025

Coupon:	2.396%

Issue Price:	100.000%

Interest Payment Dates:	February 18 and August 18, commencing on August 18, 2022

Yield to Maturity:	2.396%

Spread to Benchmark Treasury:	+80 bps

Benchmark Treasury:	UST 1.125% due January 15, 2025

Benchmark Treasury Price and Yield:	98-21 and 1.596%

Redemption Provisions:

Make-Whole Call:	Prior to February 18, 2023, at the Treasury Rate plus 15 basis points, plus accrued and unpaid interest, if any.

Par Call:	On or after February 18, 2023, at 100% of the principal amount, plus accrued and unpaid interest thereon to, but not including, the redemption date.

CUSIP:	00217G AA1

ISIN:	US00217GAA13

Terms applicable to the 2032 Notes

Title of Security:	3.250% Senior Notes due 2032

Principal Amount:	$800,000,000

Maturity:	March 1, 2032

Coupon:	3.250%

Issue Price:	99.600%

Interest Payment Dates:	March 1 and September 1, commencing on September 1, 2022

Yield to Maturity:	3.297%

Spread to Benchmark Treasury:	+135 bps

Benchmark Treasury:	UST 1.375% due November 15, 2031

Benchmark Treasury Price and Yield:	94-30 and 1.947%

Redemption Provisions:

Make-Whole Call:	Prior to December 1, 2031, at the Treasury Rate plus 25 basis points, plus accrued and unpaid interest, if any.

Par Call:	On or after December 1, 2031, at 100% of the principal amount, plus accrued and unpaid interest thereon to, but not including, the redemption date.

Special Mandatory Redemption:	In the event that Aptiv PLC does not consummate the acquisition of Wind River Systems, Inc. (the “Acquisition”) on or prior to July 10, 2023, or if prior to such date, the definitive agreement relating to the Acquisition is terminated, then the Issuers will redeem all of the 2032 Notes on the special mandatory redemption date at a redemption price equal to 101% of the principal amount of the 2032 Notes, plus accrued and unpaid interest from the date of initial issuance to, but excluding, the special mandatory redemption date.

The “special mandatory redemption date” as used herein means the earlier to occur of (1) July 10, 2023, if the Acquisition has not been completed on or prior to July 10, 2023, and (2) the fifth business day following the termination of the definitive agreement relating to the Acquisition for any reason.

CUSIP:	00217G AB9

ISIN:	US00217GAB95

Terms applicable to the 2052 Notes

Title of Security:	4.150% Senior Notes due 2052

Principal Amount:	$1,000,000,000

Maturity:	May 1, 2052

Coupon:	4.150%

Issue Price:	99.783%

Interest Payment Dates:	May 1 and November 1, commencing on May 1, 2022

Yield to Maturity:	4.163%

Spread to Benchmark Treasury:	+190 bps

Benchmark Treasury:	UST 2.000% due August 15, 2051

Benchmark Treasury Price and Yield:	94-11+ and 2.263%

Redemption Provisions:

Make-Whole Call:	Prior to November 1, 2051, at the Treasury Rate plus 30 basis points, plus accrued and unpaid interest, if any.

Par Call:	On or after November 1, 2051, at 100% of the principal amount, plus accrued and unpaid interest thereon to, but not including, the redemption date.

Special Mandatory Redemption:	In the event that Aptiv PLC does not consummate the Acquisition on or prior to July 10, 2023, or if prior to such date, the definitive agreement relating to the Acquisition is terminated, then the Issuers will redeem all of the 2052 Notes on the special mandatory redemption date at a redemption price equal to 101% of the principal amount of the 2052 Notes, plus accrued and unpaid interest from the date of initial issuance to, but excluding, the special mandatory redemption date.

CUSIP:	00217G AC7

ISIN:	US00217GAC78

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The Issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuers have filed with the SEC for more complete information about the Issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or emailing, as applicable, (1) J.P. Morgan Securities LLC collect at 1-212-834-4533, (2) Citigroup Global Markets Inc. at 1-800-831-9146 and (3) Goldman Sachs & Co. LLC at (866) 471-2526.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.